SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. __

InterCloud Systems, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

458488103
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP No. 025932 10 4		Page 2 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,042
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 831,042
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,042 – See Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14		TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

This Schedule 13D is filed on behalf of American Financial Group, Inc. (the “Reporting Person”) regarding the common stock, par value $0.0001 per share (the “Common Stock”) of InterCloud Systems, Inc., a corporation organized under the laws of Delaware (formerly known as Genesis Group Holdings, Inc., the “Issuer”).

The principal executive offices of the issuer are located at 2500 N. Military Trail, Suite 275, Boca Raton, FL 33431.

Item 2.  Identity and Background

(a)	American Financial Group, Inc.
(b)	301 East Fourth Street, Cincinnati, Ohio 45202
(c)
American Financial Group is an insurance holding company, based in Cincinnati, Ohio with assets in excess of $35 billion. Through the operations of Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of fixed and fixed-indexed annuities in the education, bank and individual markets. Great American Insurance Group’s roots go back to 1872 with the founding of its flagship company, Great American Insurance Company.

(d)	During the last five years, neither the Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, neither the Reporting Person nor any person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f)	Ohio corporation

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 6 below.  As of the date of filing this Schedule 13D, the Reporting Person has not exercised any of the Warrants (as defined below in Item 6).

Item 4.  Purpose of Transactions.

The Reporting Person acquired for investment purposes all of the Common Stock for which it is deemed to be a beneficial owner.  Except as otherwise provided in Item 6 below, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and retains the right to change its investment intent, to acquire additional Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock it beneficially owns in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

(a)    See Items 11 and 13 on page 2 of this Schedule 13D.  The percentage set forth in Item 13 on page 2 is based on Common Stock outstanding on February 28, 2013 as disclosed by the Issuer in its Form S-1/A filed on March 26, 2013.

(b)            See Items 7, 9 and 11 on pages 2 of this Schedule 13D.

(c)            On March 22, 2013, the Reporting Person received 81,500 shares of Common Stock as described below in Item 6.  The Reporting Person has engaged in no other transactions in Shares during the preceding 60 days.

(d)            Not Applicable.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 17, 2012, the Issuer entered into a Loan and Security Agreement with the lenders named in such Loan and Security Agreement.  Great American Insurance Company and Great American Life Insurance Company, subsidiaries of the Reporting Person, are two lenders under the Loan and Security Agreement.  MidMarket Capital Partners, LLC, an affiliate of the Reporting Person, serves as agent under the Loan and Security Agreement. The lenders provided the Issuer with senior secured first lien term loans in an aggregate principal amount of $13,000,000.  On November 13, 2012, the Issuer entered into a first amendment to the Loan and Security Agreement, pursuant to which the lenders provided the Issuer with additional senior secured first lien term loans in an aggregate principal amount of $2,000,000 and made certain other amendments to the Loan Agreement and Security Agreement.

On March 22, 2013, the parties entered into a second amendment, consent and waiver agreement, pursuant to which the lenders waived certain financial covenants and other defaults under the Loan and Security Agreement and made certain amendments to covenants in the Loan and Security Agreement.  In addition, the lenders consented to the Issuer’s proposed acquisitions of certain businesses and to the financing thereof, subject to the Issuer’s satisfaction of conditions precedent.  In connection with the second amendment, the Issuer issued 81,500 shares to the Reporting Person.

Pursuant to the Loan and Security Agreement, the Reporting Person received warrants (the “Warrants”) to purchase a total of 749,542 shares of Common Stock at an initial exercise price of $1.25 per share, subject to adjustment as set forth in the warrants, on or before September 17, 2014, subject to extension upon certain enumerated circumstances. The number of shares obtainable upon exercise of the Warrants and the exercise price for the Warrant shares were calculated as of March 22, 2013.  Prior to March 22, 2013, the Warrants were not exercisable by the Reporting Person.  The Warrants provide the Reporting Person both demand and piggy-back registration rights, subject to certain terms and conditions, as well as put options and tag-along rights upon the occurrence of certain events.

Item 7.   Material to be Filed as Exhibits.
Exhibit Number	Description of Exhibits
1.
Loan and Security Agreement dated as of September 17, 2012, by and among Genesis Group Holdings, Inc., Rives-Monteiro Leasing, LLC, Tropical Communications, Inc., the lenders party thereto and MidMarket Capital Partners, LLC, as agent  (incorporated by reference to Exhibit 10.14 of InterCloud Systems, Inc.’s Registration Statement on Form S-1 filed on December 5, 2012).

2.
First Amendment to Loan and Security Agreement, dated as of November 13, 2012, by and among Genesis Group Holdings, Inc., Rives-Monteiro Leasing, LLC, Tropical Communications, Inc., the lenders party thereto and MidMarket Capital Partners, LLC, as agent (incorporated by reference to Exhibit 10.24 of InterCloud Systems, Inc’s Registration Statement on Form S-1 filed on December 5, 2012).

3.
Second Amendment, Consent and Waiver dated as of March 22, 2013 among Intercloud Systems, Inc., Rives- Monteiro Leasing, LLC, Tropical Communications, Inc., ADEX Corporation, T N S, Inc., the lenders party thereto and MidMarket Capital Partners, LLC, as Agent (incorporated by reference to Exhibit 10.26 of InterCloud Systems, Inc.’s Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on March 26, 2013).

4.	Form of Warrant, dated September 17, 2012 (incorporated by reference to Exhibit 10.18 of InterCloud Systems, Inc.’s Registration Statement on Form S-1 filed on December 5, 2012).

5.	First Amendment to Form of Warrant, dated November 13, 2012 (incorporated by reference to Exhibit 10.25 of InterCloud Systems, Inc.’s Registration Statement on Form S-1 filed on December 5, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 1, 2013

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Karl J. Grafe
Vice President, Assistant General Counsel & Secretary

ANNEX A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Each director’s and executive officer’s business address is 301 East Fourth Street, Cincinnati, Ohio  45202.  All of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Principal Occupation for Non-Employees of Reporting Person

Carl H. Lindner III	Co-Chief Executive Officer, Co-President and Director
S. Craig Lindner	Co-Chief Executive Officer, Co-President and Director
Kenneth C. Ambrecht	Director	Principal, KCA Associates, LLC, an investment banking firm
John B. Berding	President of American Money Management Corporation and Director
Joseph E. (Jeff) Consolino	Executive Vice President, Chief Financial Officer, Chairman of the Board of National Interstate Corporation and Director
Virginia “Gina” C. Drosos	Director	Retired Group President, Procter & Gamble Company, a multinational consumer goods company
Theodore H. Emmerich	Director	Retired Managing Partner, Ernst & Young LLP, certified public accountants
James E. Evans	Senior Vice President, Executive Counsel and Director
Terry S. Jacobs	Director
Chairman and Chief Executive Officer, JFP Group, LLC, a real estate development company, and Chairman Emeritus, Jamos Capital, LLC, a private equity firm specializing in alternative investment strategies

Gregory G. Joseph	Director	Executive Vice President and Principal, Joseph Automotive Group, an automobile dealership and real estate management company
William W. Verity	Director	President, Verity & Verity, LLC, an investment management company
John I. Von Lehman	Director	Retired Executive Vice President, Chief Financial Officer and Secretary, The Midland Company, an Ohio-based provider of specialty insurance products
Michelle A. Gillis	Senior Vice President and Chief Administrative Officer
Vito C. Peraino	Senior Vice President and General Counsel